Exhibit 99.8

Imperial Tobacco Group will hold a presentation for analysts on regulatory and litigation matters in the tobacco industry later today. At this presentation, Gareth Davis, Chief Executive, will confirm that the trading trends outlined at the Annual General Meeting on 31 January 2006 continue. Whilst trading conditions are increasingly challenging in some Western and Central European markets, the overall anticipated performance of the Group for the financial year to 30 September 2006 remains in line with management expectations at that time.

A copy of the slides and script of today’s presentation will be available on the corporate website www.imperial-tobacco.com from noon.

Interim results for the year ended 30 September 2006 will be announced on Wednesday 26 April 2006.

ENQUIRIES

Alex Parsons	Nicola Tate & John Nelson-Smith
Imperial Tobacco Group	Imperial Tobacco Group
Group Media Relations Manager	Investor Relations Managers
Tel +44 (0)7967 467241	Tel: +44 (0)117 933 7082/7032

Simon Evans
Imperial Tobacco Group
Group Media Relations Executive
Tel +44 (0)117 933 7375